# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IRIDEX CORP, CIK 0001006045
CUSIP: 462684101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1212 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 03/19/2025
Amends the filing with accession number 0002097627-26-000007
Filed by CIK 0002097627
Persons authorized to receive notices and communications: Shih-Yao David Lin, Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86602089212838

## Reporting persons
- Novel Inspiration International Co., Ltd. (CIK 0002097627): type of reporting person: investment company (IV); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,551,429; shared voting power 0; sole dispositive power 5,551,429; shared dispositive power 0; aggregate amount beneficially owned 5,551,429 (24.65% of the class)
- XINPO VENTURE CAPITAL CO., LTD. (CIK 0002117133): type of reporting person: investment company (IV); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 0; shared voting power 1,186,809; sole dispositive power 0; shared dispositive power 1,186,809; aggregate amount beneficially owned 1,186,809 (6.77% of the class)
- Lin Shih-Yao David (CIK 0002098041): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: affiliate funds (AF); sole voting power 5,551,429; shared voting power 1,186,809; sole dispositive power 5,551,429; shared dispositive power 1,186,809; aggregate amount beneficially owned 6,738,238 (29.92% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: IRIDEX CORP
Address of issuer's principal executive offices: 1212 Terra Bella Avenue, Mountain View, California (CA), 94043

## Item 2. Identity and Background
Name of person filing: This Schedule 13D, as amended, is being filed by (i) Novel Inspiration International Co., Ltd. ("Novel Inspiration"), (ii) Xinpo Venture Capital Co., Ltd. ("Xinpo"), and (iii) Shih-Yao David Lin ("Mr. Lin"). The foregoing persons are hereinafter referred to collectively as the "Reporting Persons". Mr. Lin is the sole officer, director and stockholder of Novel Inspiration. Mr. Lin controls the entire ownership interest in Xinpo both directly and through family members.
Residence or business address: The principal business address of Novel Inspiration and Mr. Lin is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The principal business address of Xinpo is 12F, No. 366 Zhonghe Road, Zhonghe District, New Taipei City, Taiwan
Present principal occupation or employment: The principal business of Novel Inspiration is acting as an investment company. The principal occupation or employment of Mr. Lin is serving as Chief Executive Officer of Novel Inspiration. The principal business of Xinpo is acting as an investment company.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Novel Inspiration is incorporated in the British Virgin Islands. Xinpo is organzed as a Corporate Venture Capital entity in Taiwan. Mr. Lin is a citizen of Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 1, 2026, the Issuer issued 87,949 shares of Common Stock to Novel inspiration as a quarterly interest payment on the Note. (Unless otherwise defined, all terms used in this Amendment are as defined in the original Schedule 13D filed on January 8, 2026.)

On July 7, 2026, the Issuer issued 111,997 shares of Common Stock to Novel Inspiration as a quarterly interest payment on the Note.

From March 25, 2025 through March 30, 2026, Xinpo purchased a total of 1,186,809 shares of Common Stock in open market transactions on the Nasdaq Capital Market at an aggregate cost of $1,310,308 (net of commissions), primarily using Xinpo's investment income to make the purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons beneficially own outstanding shares of Common Stock and Common Stock underlying Series B Preferred Stock and the Note, in each case for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer's board of directors (the "Board of Directors" or the "Board") and management, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the composition and selection of the Board and management team generally, and the potential for representation by the Reporting Persons on the Board of Directors. These discussions may also include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value (including but not limited to strategic mergers and acquisitions, balance sheet optimization, use of leverage, dividend and share repurchase policy, or a going private transaction).

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may at any time, and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the Board of Directors, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Schedule 13D, as amended, and/or (iv) take such other actions and pursue such other options with respect to their investment in the Issuer as they deem appropriate, including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The denominator for calculating the aggregate percentage of shares of Common Stock reported as owned by each of the Reporting Persons has been based on the 17,406,518 total shares outstanding as of May 11, 2026, as reported on the Issuer's Form 10-Q for the quarter ended April 4, 2026, plus the 111,997 shares of Common Stock that were issued to Novel Inspiration on July 7, 2026 as a quarterly interest payment.

As of July 10, 2026, Novel Inspiration and Mr. Lin may be deemed to collectively beneficially own (i) 600,000 shares of Series B Preferred Stock, which is currently convertible into 3,000,000 shares of Common Stock at Novel Inspiration's option, (ii) a Convertible Promissory Note convertible into 400,000 shares of Series B Preferred Stock, which is currently convertible into 2,000,000 shares of Common Stock at Novel Inspiration's option, and (iii) 551,429 shares of Common Stock issued as interest payments on the Note tp date, or approximately 24.6% of the Issuer's class of Common Stock.

This aggregate percentage of shares of Common Stock reported does not include the shares of Common Stock that will be issuable to Novel Inspiration in the future in partial payment of interest on the Note. The Note bears interest at a rate of 12% per annum, and, beginning on July 1, 2025, the interest on the Note has been payable quarterly on the first business day of each calendar quarter in a number of shares of Common Stock equal to (i) the accrued and unpaid interest due on the applicable interest payment date divided by (ii) the greater of (a) the average closing price of the Common Stock for each trading day after the Closing Date (as defined in the Note Purchase Agreement) in the calendar quarter immediately preceding such interest payment and (b) $0.21.

As of July 10, 2026, Xinpo beneficially owns 1,186,809 shares of Common Stock, which represents approximately 6.77% of the Issuer's class of Common Stock. Xinpo may be deemed to share beneficial ownership of these shares with Mr. Lin, because of his controlling ownership interest in Xinpo. On a combined basis, Mr. Lin beneficially owns in the aggregate 6,738,238 shares of Common Stock, which represents 29.92% of the Issuer's class of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares reported herein as owned by each such Reporting Person.

(i) Sole power to vote or direct the vote: See Row 7 of the cover page for each Reporting Person.

(ii) Shared power to vote or direct the vote: See Row 8 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition: See Row 9 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition: See Row 10 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: The only transaction by any of the Reporting Persons in the Issuer's securities in the last 60 days was Novel Inspriation's receipt of 111,997 shares of Common Stock from the Issuer on July 7, 2026 as a quarterly interest payment on the Note.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See description in the original Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.8 Amended and Restated Joint Filing Agreement

## Signatures
- Novel Inspiration International Co., Ltd.: /s/ Shih-Yao David Lin, Shih-Yao David Lin, Chief Executive Officer (07/10/2026)
- XINPO VENTURE CAPITAL CO., LTD.: /s/ Hao Lung Hsu, Hao Lung Hsu (07/10/2026)
- Lin Shih-Yao David: /s/ Shih-Yao David Lin, Shi-Yao David Lin (07/10/2026)